Intox-Detox dba Food Funktions

PROFIT AND LOSS

January - December 2017

Unaudited

	TOTAL
Income	
Sales	6,782.48
Sales of Product Income	7,212.23
Total Income	**$13,994.71**
Cost of Goods Sold	
Cost of Goods Sold	30,350.00
Total Cost of Goods Sold	**$30,350.00**
GROSS PROFIT	**$ -16,355.29**
Expenses	
Advertising Promotional	6,308.72
Advertising/Marketing	43,527.93
Bank Charges	433.08
Business Development	3,987.61
Consulting Services	0.00
Customer Refund	904.49
Depreciation Expense	480.86
Dues & subscriptions	195.00
Entertainment Meals	410.78
Guaranteed Payments	2,000.00
Imputed Interest On Andrew Bennett's Loan	255.55
Imputed Interest On Molly Lormel's Loan	4,206.47
Imputed Interst On Kelly Bennett's Loan	235.67
Insurance	15,486.39
Legal & Professional Fees	6,843.44
LLC Registration Fees	957.00
Mileage	0.00
Office/General Administrative Expenses	6,447.74
Parking	255.15
Phone Exense	42.39
Promotional Meals	1,361.37
QuickBooks Payments Fees	294.64
Sales Commission	52.59
Shipping, Freight & Delivery	2,395.72
Travel	15,782.18
Travel Meals	598.60
Total Expenses	**$113,463.37**
NET OPERATING INCOME	**$ -129,818.66**
NET INCOME	**$ -129,818.66**